UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 1 March 2024, with CNMV registration number 2152, relating to the execution of a buyback program of own shares of BBVA (the “BuyBack Program”) and the notice of inside information of 30 January 2024, with CNMV registration number 2084 , and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs –on the basis of the information received from CITIGROUP GLOBAL MARKETS EUROPE AG as the Second Segment manager– that it has carried out the following transactions over BBVA shares in execution of the Buyback Program between the 22nd and 28th of March 2024 (both inclusive):

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
3/22/2024	BBVA.MC	Purchase	XMAD	1.875.000	10,9008
3/22/2024	BBVA.MC	Purchase	CEUX	1.000.000	10,9010
3/22/2024	BBVA.MC	Purchase	TQXE	175.000	10,9005
3/25/2024	BBVA.MC	Purchase	XMAD	1.875.000	10,9080
3/25/2024	BBVA.MC	Purchase	CEUX	1.000.000	10,9071
3/25/2024	BBVA.MC	Purchase	TQXE	175.000	10,9071
3/26/2024	BBVA.MC	Purchase	XMAD	1.875.000	10,8078
3/26/2024	BBVA.MC	Purchase	CEUX	1.000.000	10,8072
3/26/2024	BBVA.MC	Purchase	TQXE	175.000	10,8066
3/27/2024	BBVA.MC	Purchase	XMAD	1.875.000	10,9059
3/27/2024	BBVA.MC	Purchase	CEUX	1.000.000	10,9054
3/27/2024	BBVA.MC	Purchase	TQXE	175.000	10,9054
3/28/2024	BBVA.MC	Purchase	XMAD	1.875.000	11,0643
3/28/2024	BBVA.MC	Purchase	CEUX	1.000.000	11,0637
3/28/2024	BBVA.MC	Purchase	TQXE	175.000	11,0628
			TOTAL	15.250.000

The cash amount of the shares purchased to date as a result of the execution of the Buyback Program amounts to 597,808,289.46 Euros, which, approximately, represents 76.5% of the maximum cash amount of the Buyback Program.

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 2 April 2024

ANNEX I

Detailed information on each of the transactions carried out in execution of the Buyback Program between the 22nd and 28th of March 2024 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2024

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 2, 2024	By:	/s/ Jose Maria Caballero Cobacho
Name: Jose Maria Caballero Cobacho
Title: Global ALM Director